REPORT TO SHAREHOLDERS
1ST QUARTER 2005
(U.S. DOLLARS)

International Uranium Corporation ("IUC" or the "Company") recorded a net loss of $708,625 ($0.01) per share for the first quarter of fiscal 2005, as compared with a net loss of $1,165,555 ($0.02) for the first quarter of fiscal 2004. The loss is due to the fact that the Company's White Mesa Mill was on stand-by during the first quarter of fiscal 2005 and was not processing alternate feed material. The next mill run is currently scheduled to commence in the second or third quarter of fiscal 2005, at which time all alternate feed materials currently stockpiled at the Mill are expected to be processed.

For further information regarding the business of the Company, the Company encourages shareholders to refer to the Report to Shareholders dated February 10, 2005 contained in the Company's Annual Report, which was mailed simultaneously with this first quarter 2005 interim report.

MANAGEMENT'S DISCUSSION AND ANALYSIS
PREPARED AS OF FEBRUARY 11, 2005

The following discussion and analysis of the financial condition and results of operations for the Company for the period ended December 31, 2004 should be read in conjunction with the consolidated financial statements and accompanying notes. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.

OVERVIEW

IUC is incorporated under the Business Corporations Act (Ontario). The Company is engaged primarily in uranium exploration and is also in the business of recycling uranium-bearing waste materials, referred to as "alternate feed materials," for the recovery of uranium, alone or in combination with other metals, as an environmentally preferable alternative to the direct disposal of these waste materials. Alternate feed materials are generally ores or residues from other processing facilities that contain uranium in quantities or forms that can be recovered at the Company's White Mesa uranium mill (the "Mill"). The Company sells uranium recovered from conventional production and from alternate feed processing, as well as vanadium and other metals that can be produced as a co-product with uranium. The Company owns several uranium and uranium/vanadium mines in the U.S. that have been shut down since 1999, due to low commodity prices at the time. The Company is evaluating re-commencement of mining operations given recent improvements in commodity prices. The Company is engaged in uranium exploration activity in the Athabasca Basin region of Saskatchewan, Canada and in Mongolia. In addition, the Company is engaged in precious and base metals exploration in Mongolia through its majority owned subsidiary, Fortress Minerals Corp.

Due to deterioration in commodity prices and other factors, the Company ceased its uranium mining and exploration activities in 1999/2000, and shut down all of its mines and its Mongolian uranium joint venture. During that time period, the Company focused its resources primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business, and the Company initiated a precious and base metals exploration program in Mongolia. However, uranium spot prices have risen significantly from $12.50 per pound U(3)O(8) on September 30, 2003 to $21.00 per pound U(3)O(8) by mid-January, 2005. As a result of these increases in uranium prices and improved market fundamentals, the Company acquired uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada, and commenced an exploration program on certain of those properties in early fiscal 2004. In addition, the Company has resumed uranium exploration work in Mongolia during the fourth quarter of fiscal 2004 and is currently evaluating the possibility of recommencing certain of its U.S. mining activities. The Company is also actively seeking other opportunities to increase its portfolio of uranium properties and assets.

In addition to its exploration and mining programs, the Company intends to devote significant resources to the ongoing development of the alternate feed, uranium-bearing waste recycling business. The Company continues to expect that the recycling of uranium-bearing materials can continue to help offset Mill and mine standby costs, and, potentially, result in sustained profitable operations for the Company. While the Company has had considerable success to date in this initiative, the Company has not to date developed a sufficient backlog of alternate feed business to result in sustained profitable operations for the Company solely from this business. Developing this backlog will continue to be a focus of the Company.

In the first quarter of fiscal 2003, the Company entered into a joint venture with Nuclear Fuel Services, Inc. ("NFS") for the pursuit of an alternate feed program for the Company's Mill. The joint venture is carried out through Urizon Recovery Systems, LLC ("Urizon"), a 50/50 joint venture company. In April of 2003, NFS submitted an unsolicited proposal to the U.S. Department of Energy ("DOE") to fund the Urizon program. In January 2004, NFS was notified that the DOE would not fund the program at that time due to other higher priority needs. The DOE is in the process of choosing a contractor who will manage the disposition of the materials that would be the feedstock for the Urizon program, in conjunction with the closure of an existing DOE site. The joint venture currently expects that a decision will be made by the DOE in fiscal 2005 as to how it intends to proceed on this matter, and that the joint venture will have an opportunity to propose the Urizon Program as a suitable disposition option for this feedstock.

In June 2004, the Company sold its Mongolian precious and base metals exploration program to Fortress Minerals Corp. in exchange for cash and a majority share ownership position in that company. Fortress is a public Canadian company whose shares are traded on the TSX-Venture Exchange. As at December 31, 2004, the Company held 58.04% of the issued and outstanding shares of Fortress. The financial results for Fortress are included in the Company's financial statements on a consolidated basis.

SELECTED QUARTERLY FINANCIAL DATA

($000, except per share amounts)             Dec 2004    Sep 2004    Jun 2004     Mar 2004
--------------------------------             --------    --------    --------     --------
Vanadium sales                                      -           -           -        1,583
Process milling revenue                             4         390           -            -
Engineering services revenue                        -           -           -           62
Total revenue                                       4         390           -        1,645

Net income (loss)                                (709)        632      (1,198)        (455)
Basic and diluted income (loss) per share       (0.01)       0.01       (0.02)       (0.01)

Total assets                                   38,319      39,388      33,475       33,104
Total long-term liabilities                    16,313      16,296      16,388       15,015

($000, except per share amounts)             Dec 2003     Sep 2003    Jun 2003   Mar 2003
--------------------------------             --------     --------    --------   --------
Process milling revenue                            31           42       3,281      4,818
Engineering services revenue                      359          135           -          -
Total revenue                                     390          177       3,281      4,818

Net income (loss)                              (1,166)        (404)      1,126      2,545
Basic and diluted income (loss) per share       (0.02)       (0.01)       0.02       0.04

Total assets                                   33,372       25,616      25,366     26,181
Total long-term liabilities                    14,997       14,630      13,870     12,384

REVENUES

Revenues for the first quarter of fiscal 2005 consisted of process milling fees generated under the Company's alternate feed processing agreements. Revenues for the first quarter of fiscal 2005 were $3,629 as compared to $390,624 for the first quarter of fiscal 2004. The decrease of $386,995 was due to the fact that the engineering services that the Company provided, during the first quarter of fiscal 2004 on a cost plus basis to a related company that was reclaiming a mine site in the U.S., are complete.

The Company continues to hold an inventory of approximately 65,000 pounds of vanadium, as vanadium pregnant liquor, and is evaluating opportunities to sell this inventory.

As the Mill is currently on stand-by, alternate feed processing activities during the first quarter of fiscal 2005 consisted primarily of the receipt of material from the Heritage site. The Company receives a recycling fee for a majority of its alternate feed materials once they are delivered to the Mill. A portion of the fees for the Heritage materials, equal to the costs that are incurred receiving materials, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the material is processed at which time they are recorded as revenue. In addition to the recycling fees, the

Company will retain any uranium recovered from these materials, which can be sold in subsequent periods, at which time the revenue from the sales will be recorded.

In addition to the foregoing alternate feed materials, the Company continues to receive deliveries of alternate feed materials from another uranium producer under a long-term arrangement. While the Company will not receive a processing fee for this particular alternate feed material, it will produce uranium from these materials, which will then be sold. As of December 31, 2004, there were approximately 8,000 tons of these materials at the Mill, containing approximately 548,300 lbs of uranium. Revenues from these materials will be recognized as recovered uranium is sold.

COST OF PRODUCTS AND SERVICES SOLD

Process milling expenditures for the first quarter of fiscal 2005 of $3,629 represent expenditures incurred receiving alternate feed materials. These expenditures decreased by $29,173 as compared to process milling expenditures of $32,802 during the first quarter of fiscal 2004. During the first quarter of fiscal 2005, the Company received 257 tons of alternate feed material as compared to the first quarter of fiscal 2004 during which the Company received 3,329 tons of material. The Company anticipates that receipt of alternate feed material will be at reduced levels until mid 2005 when a new alternate feed generator is expected to begin shipments to the Mill. As of December 31, 2004, approximately 44,800 tons of material remained in stockpile waiting to be processed during the next mill run. The next mill run is currently scheduled to commence in the second or third quarter of fiscal 2005, at which time all alternate feed materials currently stockpiled at the Mill are expected to be processed.

MILL STAND-BY

Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill on stand-by status until a sufficient stockpile of alternate feed material or other ores have been accumulated to justify an efficient mill run. Mill stand-by expenditures were $595,170 during the first quarter of fiscal 2005 as compared to $549,809 for the first quarter of fiscal 2004. The Mill was on stand-by during the three months ended December 31, 2004 and 2003. At December 31, 2004 sixteen management and maintenance personnel were employed at the Mill.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for the first quarter of fiscal 2005 were $804,722 as compared to $931,670 for the first quarter of fiscal 2004. This change, a decrease of $126,948, was the result of a $128,204 decrease in payroll related expenses associated with downsizing the Company's Denver office during the first quarter of fiscal 2004, and a $311,273 decrease in engineering services costs that the Company provided during the first quarter of fiscal 2004. These decreases were partially offset by the Company's consolidation of Fortress' selling, general and administrative expenditures of $238,498.

EXPLORATION

Uranium Exploration

In the first quarter of fiscal 2004, the Company acquired interests in uranium exploration properties in the Athabasca Basin region of Saskatchewan, Canada and commenced an exploration program on certain of those properties. During the remainder of fiscal 2004, the Company continued to increase its land position in the Athabasca Basin region through acquisition and land staking. Total gross program expenditures, including capitalized exploration expenditures, for the first quarter of fiscal 2005 of $900,600 increased by $734,568 as compared to $166,032 spent during the first quarter of fiscal 2004. Expenditures to date have primarily been on the Moore Lake project where the Company has an extensive drilling program augmented by geophysical and geological field programs. IUC has an option to earn up to a 75% interest in the Moore Lake property from JNR Resources Inc. through aggregate expenditures and investments of Cdn $4.4 million over a period of 4 years. First quarter fiscal 2005 expenditures on the Moore Lake Project were $513,169. The remaining expenditures were for geological field programs, airborne geophysical surveys, and land staking costs and recording fees on a number of other projects in the Athabasca Basin region.

The Company also has a 70% interest in the Gurvan-Saihan Joint Venture in Mongolia. The other parties to the joint venture are the Mongolian government as to 15% and Geologorazvedka, a Russian geological concern, as to 15%. With continued upward pressure on world uranium prices throughout fiscal 2004, the joint venture recommenced its uranium exploration program in Mongolia. Additional exploration licenses were acquired by the joint venture in areas known to be prospective based on past joint venture reconnaissance. In addition, the Company formed a new Mongolia business entity in fiscal 2004 to conduct uranium exploration, 100% for the Company's account, in frontier areas in Mongolia. Total gross program expenditures for the joint venture and for the Company's own account, including capitalized exploration expenditures, for the first quarter of fiscal 2005 of $113,036 increased by $78,614 as compared to $34,422 spent in during the first quarter of fiscal 2004. Program expenditures in the first quarter were primarily for the acquisition of exploration licenses by the joint venture and for the Company's own account. Field reconnaissance on new license areas was completed in the first quarter, and project reports and data compilation were underway.

Precious and Base Metals Exploration

During the second quarter of fiscal 2002, the Company initiated a precious and base metals exploration effort in Mongolia. This program was funded 100% by the Company until the second quarter of 2004. During the second quarter of fiscal 2004, the Company entered into a Purchase Agreement with Fortress for the sale of 100% of the exploration licenses held by the Company, in consideration for cash and a majority equity interest in

Fortress. The Company maintains a position on the Board of Directors of Fortress but no longer manages the Mongolian precious and base metals exploration program.

Fortress continued the active exploration program in 2004, including additional drilling on the Shiveen Gol project in western Mongolia. A number of additional projects were explored in detail in 2004 and are ready for initial drilling in 2005. Total gross program expenditures, including capitalized exploration expenditures, for the first quarter of fiscal 2005 of $338,898 increased by $7,154 as compared to $331,744 in the first quarter of fiscal 2004. During the first quarter Fortress consolidated and reviewed the data from the 2004 exploration program in order to develop and define the 2005 exploration program.

MINORITY INTEREST

The minority interest share of Fortress' loss for first quarter of fiscal 2005 was $57,212. On June 23, 2004 the Company completed the sale of its Mongolian base and precious metals exploration properties held by its Bermuda subsidiary to Fortress and began recording the minority interests' share of the losses. The Company had expended $3,088,201 on these properties through June 23, 2004. In consideration for transferring these properties to Fortress, the Company received 28 million common shares of Fortress' capital stock, which gave the Company a 63.14% interest in Fortress, and cash of $656,580 for reimbursement of costs incurred on the properties from the time of agreement to the transfer date. No gain or loss was recognized on the transaction. On September 1, 2004, Fortress completed a private placement of 4,987,500 common shares at Cdn $0.40 per share. The Company purchased 732,500 of the common shares, which resulted in the Company owning a 58.24% interest in Fortress as of September 30, 2004. The Company's percentage ownership in Fortress decreased from 63.14% to 58.24% as a result of this private placement and the Company recorded a gain on dilution of $548,549. During the first quarter of fiscal 2005, 173,500 common shares of Fortress were issued pursuant to the exercise of warrants and stock options. A loss on dilution of $68,440 was recorded as a result of the Company's percentage ownership in Fortress decreasing from 58.24% to 58.04%.

OTHER INCOME AND EXPENSE

Net interest and other income (excluding loss on dilution and minority interest) for the first quarter of fiscal 2005 was $747,908 as compared to $257,626 for the first quarter of fiscal 2004. The increase of $490,282 was primarily the result of an increase in interest income of $51,586 and an increase in foreign exchange gains of $401,432.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2004, the Company had cash and short-term investments of $11,958,377 and working capital of $13,417,641 as compared to cash and short-term investments of $13,134,915 and working capital of $15,467,462 at September 30, 2004. The decrease of $2,049,821 in working capital was in part due to exploration expenditures, and decreases in accounts payable and accrued liabilities, offset by decreases in trade and other receivables.

Net cash provided by operating activities was $285,763 for the first three months of fiscal 2005 and consisted primarily of the net loss from continuing operations of $708,625, adjusted for non-cash items of depreciation and amortization of $133,069 and a decrease in accounts receivable of $1,363,961 reflecting collection of alternate feed material receipts. In addition, accounts payable and accrued liabilities decreased by $517,240.

Net cash used in investment activities was $1,585,962 for the first three months of fiscal 2005 and consisted primarily of capitalized exploration expenditures of $1,330,369. Restricted investments increased by $113,853 as a result of interest income, and the Company invested $122,915 in marketable securities.

Net cash from financing activities for the three months ended December 31, 2004 totaled $123,661 and consisted primarily of proceeds from the exercise of the Company's stock options of $97,827 and exercise of Fortress' options and warrants of $29,607.

As of December 31, 2004, the total number of common shares outstanding is 79,755,066 and the number of stock options outstanding as of December 31, 2004 is 1,820,000. As of February 11, 2005, the total number of common shares outstanding is 80,030,066 and the number of stock options outstanding as of February 11, 2005 is 1,715,000.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the Company's consolidated financial statements in conformity with accounting principles in Canada and the United States requires management to make estimates and assumptions regarding future events. These estimates and assumptions affect the reported amounts of certain assets and liabilities, and disclosure of contingent liabilities.

Significant areas requiring the use of management estimates include the determination of impairment of intangibles and plant and equipment and mineral property interests, reclamation obligations, rates for depreciation and amortization, and variables used in determining stock based compensation. These estimates are based on management's best judgment. Factors that could affect these estimates include: changes in the price of uranium and other market conditions, risks inherent in mineral exploration and development, changes in reclamation requirements and other laws, changes in government policy and changes in foreign exchange rates.

On an ongoing basis, management re-evaluates its estimates and assumptions. However actual amounts could differ from those based on such estimates and assumptions.

CONTRACTUAL OBLIGATIONS

The Company has a reclamation obligation of $12,603,595, the timing of which will depend upon the Company's business objectives. While this reclamation obligation was valued on the assumption that the Company must be able to fund reclamation of the

White Mesa Mill and U.S. mining operations at any time, the Company currently has no intention of placing the Mill or U.S. mines into reclamation in the foreseeable future.

The Company also has operating lease obligations of $105,000 for fiscal 2005 and $240,000 for the following two fiscal years.

ENVIRONMENTAL RESPONSIBILITY

Each year, the Company reviews the anticipated costs of decommissioning and reclaiming its Mill and mine sites as part of its environmental planning process. The Company also formally reviews the Mill's reclamation estimate annually with applicable regulatory authorities. The Mill and mine reclamation estimates at December 31, 2004 are $12,603,595, which are currently expected to be sufficient to cover the projected future costs for reclamation of the Mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company's financial statements.

The Company has posted bonds as security for these liabilities and has deposited cash, cash equivalents, and fixed income securities as collateral against these bonds. At December 31, 2004, the amount of these restricted investments collateralizing the Company's reclamation obligations was $12,600,919.

As mentioned in previous reports, the Company had detected some chloroform contamination at the Mill site that appeared to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the Mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill's tailings cells. In April 2003, the Company commenced an interim remedial program of pumping the chloroform-contaminated water from the groundwater to the Mill's tailings cells. This will enable the Company to begin clean up of the contaminated areas and to take a further step towards resolution of this outstanding issue. Although the investigations to date indicate that this contamination appears to be contained in a manageable area, the scope and costs of remediation have not yet been determined and could be significant.

RESEARCH AND DEVELOPMENT

The Company does not have a research and development program per se. Process development efforts expended in connection with processing alternate feeds are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the Mill are included in Mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

TREND INFORMATION

During the period 1997 through 2000, the Company saw a deterioration in both uranium and vanadium prices, from $11.00 per pound of U(3)O(8) and $4.10 per pound of V(2)O(5) in

 October 1997 to $7.40 per pound of U(3)O(8) and $1.70 per pound of V(2)O(5) at the end of September, 2000. As a result of these decreases in commodity prices, the Company decided to cease its uranium and uranium/vanadium mining and exploration activities in 1999, and shutdown all of its uranium and uranium/vanadium mines and its Mongolian Gurvan-Saihan Joint Venture, pending improvements in commodity prices. Also as a result of these market events, the Company decided to marshal its resources and to concentrate its operations primarily on the continuing development of the alternate feed, uranium-bearing waste recycling business. Since then, commodity prices have improved dramatically. During fiscal 2004, uranium prices increased 65%, from $12.20 per pound on October 1, 2003, to $20.00 per pound by September 30, 2004. As of January 31, 2005, the uranium spot price had increased to $21.00 per pound. Vanadium prices have also increased throughout the past 18 months and are currently trading in the range of $9.00 to $9.50 per pound V(2)O(5). As a result of the increase in uranium price, the Company acquired and staked uranium exploration properties in Canada in fiscal 2004 and has commenced an aggressive exploration program on certain of those properties. In addition, the Company has recommenced its uranium exploration program in Mongolia and is currently evaluating the possibility of recommencing certain of its U.S. mining activities.

Although the Mill's tailings system currently has capacity to process all of the alternate feed materials under contract with the Company, this capacity is expected to run out within the next one to three years, depending on the level of success of the Company in entering into contracts for the processing of additional feed materials or if the Company decides to recommence U.S. mining operations. In order to provide additional tailings capacity, the Company will have to repair existing tailings Cell No. 4A, at an estimated cost of $1.5-$3.0 million. In addition, if Cell No. 4A is put into use, the reclamation obligation for the Mill would increase by approximately $1.0 million, which would require an increase in the Mill's reclamation bond by that amount. The repair of Cell No. 4A will provide the Company with approximately 2 million tons of additional tailings capacity, which should be ample capacity for the foreseeable future.

OUTLOOK FOR 2005

The Company will be expanding its uranium exploration programs in both Canada and Mongolia in 2005. In Canada, the Company along with its joint venture partner, JNR Resources Inc. is planning a 15,000 meter winter drilling program, as well as ground geophysics and a 3D seismic program at the Moore Lake project. In addition to the program at Moore Lake, the Company will also have a winter geophysical and drilling program at its 100% owned Key Lake South project. During the summer, the Company will continue to expand its Moore Lake project exploration program and will initiate additional programs on its 100% staked land, as well as the Phelps-Dodge and JNR option properties. In Mongolia, the Company is planning a 35,000-meter drill program and gamma surveys, which will investigate a number of targets on its current land position. The Company will continue to evaluate other potential exploration projects, as well as more advanced project acquisitions.

At the beginning of fiscal 2005, the uranium spot price was $20.00 per pound and the long-term price was $23.00 per pound. As of January 31, 2005, the spot price had increased to $21.00 per pound and the long-term price had increased $3.00 per pound to $26.00 per pound. A number of market projections predict a continued increase in both spot and long-term uranium prices; however, these projections indicate that the rate of increase will likely be lower than that seen in 2004.

With the forecasted continued improvement in commodity prices, the Company has begun studying the viability of restarting certain U.S. mining operations. These operations are higher cost than the current uranium producers due to the lower grade of the ore bodies. Assuming that the price continues to rise and given that a majority of the U.S. mines are fully permitted and can be put back into production within a four to six month period, the Company is encouraged that a production decision will be made in 2005.

In addition to the potential restart of the U.S. mining operations, the Company plans to restart the White Mesa Mill late in the second quarter or early third quarter of fiscal 2005 to process an alternate feed material that contains over 485,000 pounds of uranium. The processing of this material is anticipated to take about twelve months to complete, at which time the Company will process the remaining alternate feed materials at the Mill site. With respect to the Urizon project, the Company and its joint venture partner, Nuclear Fuel Services, Inc., are awaiting a decision by the U.S. Department of Energy (DOE) on the path forward for the handling of the Urizon feed stock. This decision was anticipated in the first quarter of fiscal 2005, but has been delayed.

RISKS AND UNCERTAINTIES

Exploration for and development of mineral properties involves significant financial risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of an ore body may result in substantial rewards, few properties, which are explored, are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling, constructing mining and process facilities at a site, developing metallurgical processes and extracting uranium and other metals from ore. It is impossible to ensure that the current exploration programs of the Company will result in profitable commercial mining operations.

Under the United States Nuclear Regulatory Commission's Alternate Feed Guidance, the Mill is required to obtain a specific license amendment allowing for the processing of each new alternate feed material. Various third parties have challenged certain of the Mill's license amendments, although none of such challenges have been successful to date. The Company intends to continue to defend its positions and the validity of its license amendments and proposed license amendments. If the Company does not ultimately prevail in any such actions and any appeals therefrom, the Company's ability to process certain types of alternate feeds, in certain circumstances, may be adversely affected, which could have a significant impact on the Company.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere in this Annual Report to Shareholders constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risk factors that could affect the Company's future results include, but are not limited to, risks inherent in mineral exploration activities and other operating and development risks, competition, environmental regulations, reliance on alternate feed income, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction).

                        INTERNATIONAL URANIUM CORPORATION
                           CONSOLIDATED BALANCE SHEETS
                             (UNITED STATES DOLLARS)

                                                                    DECEMBER 31, 2004
                                                                       (UNAUDITED)        SEPTEMBER 30, 2004
                                                                    -----------------     ------------------
ASSETS
   Current assets:
   Cash and cash equivalents                                          $  10,868,417          $  12,044,955
   Short-term investments                                                 1,089,960              1,089,960
   Trade and other receivables                                              266,630              1,630,591
   Inventories                                                            1,263,006              1,189,391
   Prepaid expenses and other                                               308,124                408,038
                                                                      -------------          -------------
                                                                         13,796,137             16,362,935

   Plant and equipment, net                                               2,732,990              2,786,570
   Mineral properties                                                     7,501,632              6,171,263
   Marketable securities (Note 3)                                         1,015,136                892,221
   Intangible assets, net                                                   671,875                687,500
   Restricted investments (Note 4)                                       12,600,919             12,487,066
                                                                      -------------          -------------
                                                                      $  38,318,689          $  39,387,555
                                                                      =============          =============

LIABILITIES
   Current liabilities:
   Accounts payable and accrued liabilities                           $     362,754          $     879,994
   Notes payable                                                             15,742                 15,479
                                                                      -------------          -------------
                                                                            378,496                895,473

   Notes payable, net of current portion                                     31,538                 35,573
   Reclamation obligations (Note 5)                                      12,603,595             12,603,595
   Deferred revenue                                                       3,578,701              3,556,592
   Other long-term liability                                                 99,593                 99,593
   Minority interest                                                      1,705,082              1,664,247
                                                                      -------------          -------------
                                                                         18,397,005             18,855,073
                                                                      -------------          -------------
SHAREHOLDERS' EQUITY
   Share capital (Note 6)
   Issued and outstanding (79,755,066 and 79,635,066 shares)             50,403,307             50,305,480
   Value assigned to stock options (Note 7)                                 998,373                224,718
   Deficit                                                              (31,479,996)           (29,997,716)
                                                                      -------------          -------------
                                                                         19,921,684             20,532,482
                                                                      -------------          -------------
                                                                      $  38,318,689          $  39,387,555
                                                                      =============          =============

   Contingency (Note 9)

ON BEHALF OF THE BOARD

Ron F. Hochstein, Director           Lukas H. Lundin, Director

                        INTERNATIONAL URANIUM CORPORATION
                CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                                                   THREE MONTHS ENDED DECEMBER 31
                                                                   2004                    2003
                                                               -------------           -------------
OPERATIONS
Revenue
   Process milling                                             $       3,629           $      31,452
   Engineering services                                                    -                 359,172
                                                               -------------           -------------
Total revenue                                                          3,629                 390,624
                                                               -------------           -------------
Costs and expenses
   Process milling expenditures                                        3,629                  32,802
   Mill stand-by expenditures                                        595,170                 549,809
   Selling, general and administrative                               804,722                 931,670
   Stock based compensation                                                -                 220,037
   Exploration general                                                45,413                  42,325
   Write-down of mineral properties                                        -                  37,162
                                                               -------------           -------------
                                                                   1,448,934               1,813,805
                                                               -------------           -------------

Loss before the under noted items                                 (1,445,305)             (1,423,181)

   Gain on sale of land and equipment                                 45,038                  12,500
   Gain (loss) on sale of short-term investments                           -                  (4,070)
   Foreign exchange gain                                             542,543                 141,099
   Net interest and other income                                     160,327                 108,097
   Dilution gain (loss)                                              (68,440)                      -
   Minority interest                                                  57,212                       -
                                                               -------------           -------------
Net loss for the period                                             (708,625)             (1,165,555)
                                                               =============           =============

Basic and diluted loss per share (Note 7)                      $       (0.01)          $       (0.02)
                                                               =============           =============

Basic weighted average number of shares outstanding               79,681,440              71,151,385

DEFICIT
Deficit as previously reported                                 $ (29,997,716)            (27,811,037)
Change in policy on stock based compensation (Note 2)               (773,655)                      -
                                                               -------------           -------------
Deficit restated, beginning of period                            (30,771,371)            (27,811,037)
Net loss for the period                                             (708,625)             (1,165,555)
                                                               -------------           -------------
DEFICIT, END OF PERIOD                                         $ (31,479,996)            (28,976,592)
                                                               =============           =============

                        INTERNATIONAL URANIUM CORPORATION
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                       (UNITED STATES DOLLARS) (UNAUDITED)

                                                                   THREE MONTHS ENDED DECEMBER 31
                                                                     2004                   2003
                                                                 ------------           ------------
CASH PROVIDED BY (USED IN)

OPERATING ACTIVITIES

Net loss for the period                                          $   (708,625)          $ (1,165,555)
Items not affecting cash
   Depreciation                                                       117,444                116,675
   Amortization                                                        15,625                      -
   Gain on sale of land and equipment                                 (45,038)               (12,500)
   Dilution loss                                                       68,440                      -
   Minority interest                                                  (57,212)                     -
   Write-down of mineral properties                                         -                 37,162
Changes in non-cash working capital items
   Decrease in trade and other receivables                          1,363,961                868,399
   Increase in inventories                                            (73,615)                  (683)
   Decrease in other current assets                                    99,914                126,618
   Decrease in accounts payable and accrued liabilities              (517,240)              (408,968)
Increase in deferred revenue                                           22,109                184,106
Stock based compensation                                                    -                220,037
                                                                 ------------           ------------
NET CASH PROVIDED BY (USED IN) OPERATIONS                             285,763                (34,709)
                                                                 ------------           ------------

INVESTING ACTIVITIES

Purchase plant and equipment                                          (63,863)               (42,645)
Mineral properties                                                 (1,330,369)              (527,035)
Proceeds from sale of surplus land and equipment                       45,038                 12,500
Purchase of marketable securities                                    (122,915)              (152,360)
Increase in restricted investments                                   (113,853)              (100,053)
                                                                 ------------           ------------
NET CASH USED IN INVESTMENT ACTIVITIES                             (1,585,962)              (809,593)
                                                                 ------------           ------------

FINANCING ACTIVITIES

Decrease in notes payable                                              (3,773)                (3,527)
Issuance of common shares                                                   -              8,747,097
Exercise of stock options                                              97,827                      -
Exercise of options and warrants of Fortress                           29,607                      -
                                                                 ------------           ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                             123,661              8,743,570
                                                                 ------------           ------------

(Decrease) increade in cash and cash equivalents                   (1,176,538)             7,889,268
Cash and cash equivalents, beginning of period                     12,044,955              3,639,079
                                                                 ------------           ------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                         $ 10,868,417           $ 11,538,347
                                                                 ============           ============

INTERNATIONAL URANIUM CORPORATION
Notes to Consolidated Financial Statements
(United States Dollars) (Unaudited)

1.    Basis of Preparation of Financial Statements

      These unaudited interim consolidated financial statements of the Company, its wholly owned subsidiaries, and it's majority owned subsidiary Fortress Minerals Corp., and on a proportionate consolidation basis, Urizon Recovery Systems, LLC, have been prepared in accordance with accounting principles generally accepted in Canada on a basis consistent with the consolidated financial statements of the Company included in its 2004 annual report.

      These unaudited interim consolidated financial statements follow the same accounting policies as the most recent audited annual consolidated financial statement of the Company. They do not contain all of the information required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the consolidated financial statements included in the Company's 2004 annual report.

2.    Change in Accounting Policy

      The Canadian Institute of Chartered Accountants ("CICA") has issued new recommendations relative to Handbook section 3870, "Stock-based compensation and other stock-based payments", which is effective for fiscal years beginning on or after January 1, 2004. The recommendation requires recognition of an expense arising from stock options granted to both employees and non-employees, in an amount equal to the fair value of the options granted. The fair value of options granted is established at the date of grant using an option-pricing model and the compensation expense, equal to the option's fair value, is then recorded over the option's vesting periods. The Company has applied the standard for employee stock options, effective October 1, 2004, retroactively without restatement by a charge to opening retained earnings of $773,655.

3.    Marketable Securities

      The Company has invested $723,226 in shares of JNR Resources Inc., $168,995 in shares of Goodfellow Resources Ltd., and $122,915 in shares of Santoy Resources Ltd., for a total investment of $1,015,136. As of December 31, 2004, the market value of these securities exceeded the cost by $3,334,126.

4.    Restricted Investments

      Amounts represent cash and fixed income securities the Company has placed on deposit to secure its reclamation and performance bonds (Note 5).

                                December 31, 2004   September 30, 2004
                                -----------------   ------------------
Cash and cash equivalents          $   867,225          $ 1,883,073
Fixed income securities             11,733,694           10,603,993
                                   -----------          -----------
                                   $12,600,919          $12,487,066
                                   ===========          ===========

5.    Provisions for Reclamation

      Estimated future decommissioning and reclamation costs of the Mill and U.S. mining properties are based principally on legal and regulatory requirements. At December 31, 2004, $12,603,595 was accrued for reclamation costs, and this amount also includes the bond posted in favor of the State of Utah and the applicable state regulatory agencies as partial security for these liabilities. The Company has deposited cash and fixed income securities on account of these obligations.

      Elements of uncertainty in estimating reclamation and decommissioning costs include potential changes in regulatory requirements, decommissioning and reclamation alternatives and the scope of reclamation activities. Actual costs will differ from those estimated and such differences may be material.

6.    Share Capital

      a. Authorized - unlimited number of common shares.

      b. Issued and outstanding

      Shares

                               December 31, 2004     September 30, 2004
                               -----------------     ------------------
Beginning of period                 79,635,066             68,970,066
Stock options exercised                120,000                715,000
Private placements                           -              9,950,000
                                 -------------          -------------
End of period                       79,755,066             79,635,066
                                 =============          =============

      Amount

                                            December 31, 2004      September 30, 2004
                                            -----------------      ------------------
Beginning of period                           $  50,305,480           $  37,935,533
Stock options exercised                             101,200                 546,111
Share issue costs/private placements                 (3,373)             12,408,969
Renounced flow through share
expenditures                                              -                (585,133)
                                              -------------           -------------
End of period                                 $  50,403,307           $  50,305,480
                                              =============           =============

7.    Stock Options

      The Company has adopted a stock option plan under which the Board of Directors may from time to time grant to directors, officers, key employees and consultants of the Company, options to purchase shares of the Company's common stock. These options are intended to advance the interests of the Company by providing eligible persons with the opportunity, through share options, to acquire an increased proprietary interest in the Company. Options granted under the share option plan have an exercise price equal to the fair market value of such shares on the date of grant. All outstanding options granted to date vest immediately and expire three years from the date of the grant of the option.

      Stock options outstanding and exercisable as of December 31, 2004 were as follows:

                         Options Outstanding and Exercisable
-----------------------------------------------------------------------------------------
                              Average Remaining Contractual          Weighted Average
Number Outstanding                    Life (Years)               Exercise Price Per Share
------------------            -----------------------------      ------------------------
       200,000                            0.04                           Cdn $0.30
       250,000                            0.78                           Cdn $0.31
     1,370,000                            1.91                           Cdn $1.01
     ---------                            ----                           ---------
     1,820,000                            1.55                           Cdn $0.84
     =========                            ====                           =========

      Outstanding options expire between January 2005 and November 2006.

      Effective October 1, 2004, the Company elected to apply the fair value method of accounting for stock options granted to employees on a retroactive, without restatement basis, resulting in a charge to opening retained earnings of $773,655 for amounts not expensed in fiscal 2004 and 2003 as compensation expense.

      Net income or loss per share was calculated on the basis of the weighted average number of shares outstanding for the year. The weighted average number of shares outstanding at December 31, 2004 was 79,681,440.

8.    Segmented Information

      Geographic information

                                Three Months Ending
                       December 31, 2004     December 31, 2003
                       -----------------     -----------------
Revenue

     United States        $     3,629           $   390,624
                         ------------           -----------
                          $     3,629           $   390,624
                         ============           ===========

Net loss
     Canada               $   207,835           ($  235,622)
     United States           (722,956)             (844,405)
     Mongolia                (193,504)              (85,528)
                         ------------           -----------
                         ($   708,625)          ($1,165,555)
                         ============           ===========

                     At December 31, 2004     At September 30, 2004
                     --------------------     ---------------------
Total assets
  Canada                 $   13,128,870          $   13,288,701
  United States              19,922,538              20,769,794
  Mongolia                    5,267,281               5,329,060
                         --------------          --------------
                         $   38,318,689          $   39,387,555
                         ==============          ==============

9.    Contingency

      In the first quarter of fiscal 2004, the Company received a demand and threat of pursuit of litigation in respect of alleged preferential payments by a former customer, in the amount of approximately $1.2 million, that were paid pursuant to certain contracts with the Company. The former customer filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in January 2002. That company subsequently sold substantially all of its assets to The Shaw Group, Inc. ("Shaw"), who was believed to have assumed the contracts in question and has subsequently performed the contracts with the Company. In May 2004 the Company received a formal Complaint in the bankruptcy proceeding seeking the recovery of approximately $1.7 million as an alleged preferential payment. The Company has answered the complaint, disputing the claim, asserting, among other defenses that there is no liability on account that the Company's contract was assumed and assigned to Shaw and as a result there is no preference liability. The Company has sought summary judgment in its favor. The Court has not yet ruled on the Company's request.